EXHIBIT 12

ASHFORD HOSPITALITY PRIME, INC. AND SUBSIDIARIES
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in thousands)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings
Income (loss) from continuing operations before provision for income taxes and noncontrolling interests	$27,802	$25,894	$(4,428)	$4,635	$(15,585)
Amount recorded for equity in (earnings) loss of unconsolidated entity	—	2,587	2,927	—	—
Add:
Interest on indebtedness	34,034	37,712	35,254	37,203	32,266
Amortization of loan costs	4,903	3,169	2,575	1,828	745
Interest component of operating leases	442	431	353	264	227
	$67,181	$69,793	$36,681	$43,930	$17,653

Fixed charges
Interest on indebtedness	$34,034	$37,712	$35,254	$37,203	$32,266
Amortization of loan costs	4,903	3,169	2,575	1,828	745
Interest component of operating leases	442	431	353	264	227
	$39,379	$41,312	$38,182	$39,295	$33,238
Preferred stock dividends
Series A Preferred Stock	$—	$—	$1,867	$—	$—
Series B Preferred Stock	6,795	3,860	119	—	—
	$6,795	$3,860	$1,986	$—	$—

Combined fixed charges and preferred stock dividends	$46,174	$45,172	$40,168	$39,295	$33,238

Ratio of earnings to fixed charges	1.71	1.69		1.12

Ratio of earnings to combined fixed charges and preferred stock dividends	1.45	1.55		1.12

Deficit (Fixed charges)			$1,501		$15,585

Deficit (Combined fixed charges and preferred stock dividends)			$3,487		$15,585